UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 2)*



                            International Paper Company

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     460146103

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       25,947,860
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,947,860   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.3%


      12  TYPE OF REPORTING PERSON*

          IA


                         *SEE INSTRUCTION BEFORE FILLING OUT

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934

     Amendment No. 2

     Item 1(a)   Name of Issuer:
            International Paper Company

     Item 1(b)   Address of Issuer's Principal Executive Offices:
            Two Manhattanville Road
            Purchase, NY  10577

     Item 2(a)   Name of Person(s) Filing:
            Capital Research and Management Company

     Item 2(b)   Address of Principal Business Office:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of Class of Securities:
            Common Stock

     Item 2(e)   CUSIP Number:
            460146103

     Item 3   The person(s) filing is(are):

            (e)    [X]   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.

     Item 4   Ownership

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 25,947,860 shares or 6.3% of the 414,449,360 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

            Shares reported by Capital Research and Management Company include 370,360 shares resulting from the assumed conversion of 400,000 shares of the 5.25% convertible preferred, due 7/20/2025.

     Item 5   Ownership of 5% or Less of a Class: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A





     CUSIP: 460146103                                                Page 3 of 4






     Item 9   Notice of Dissolution of the Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company




             *By

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation